February 28, 2006

Via EDGAR

Mr. Jeffrey Riedler, Assistant Director,
    Division of Corporation Finance,
        Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, D.C. 20549.

Re:
Chiron Corporation
Revised Proxy Statement on Schedule 14A, Schedule 13E-3 (File No. 0-12798), Filed February 28, 2006

Dear Mr. Riedler:

        On behalf of our client, Chiron Corporation ("Chiron" or the "Company"), we have set forth below the responses of Novartis AG, Novartis Corporation and Novartis Biotech Partnership, Inc. (collectively, the "Novartis Entities") to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in its letter of February 27, 2006 to Jessica M. Hoover. The Company and the Novartis Entities are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 4 to Schedule 13E-3 ("Amendment No. 4"). The Revised Proxy and Amendment No. 4 reflect the Novartis Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to a number of the comments, the Novartis Entities have agreed to change or supplement the disclosures in the Revised Proxy and Amendment No. 4 to the Schedule 13E-3. They are doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The information provided in response to the Staff's comments has been supplied by the Novartis Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Novartis Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company and the Novartis Entities may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Novartis Entities.

        If the Staff has any further comments or questions concerning this letter, the Revised Proxy or Amendment No. 4, the Company and the Novartis Entities would greatly appreciate the opportunity to address those comments or questions by telephone.

Position of the Novartis Entities Regarding Fairness of the Merger, page 16

1.
On page 18 you state that the Novartis entities considered the 52-week trading range of Chiron's shares, research analyst target prices for Chiron shares and ranges of implied transaction prices based on various premiums to the price of Chiron's shares. Please provide a more detailed discussion of how Novartis considered these items and how they supported Novartis' fairness determination.

        The disclosure on page 18 of the Revised Proxy has been revised in response to the Staff's comment.

2.
Also on page 18, you state that the Goldman Sachs materials included analyses of the trading ranges of Chiron shares and research analyst target prices. Please include a discussion of these analyses and the materials provided by Goldman Sachs.

        The disclosure on pages 18-19 of the Revised Proxy has been revised in response to the Staff's comment.

3.
We note that you disclose on page 18 that Novartis performed a discounted cash flow analysis as of June 30, 2005 with the assistance of Goldman Sachs. Is this the same cash flow analysis that you attribute to Goldman Sachs at the bottom of page 18 and at the top of page 19 and that is discussed in Exhibit (c)(8) to your Schedule 13E-3? To the extent that Novartis and Goldman Sachs performed separate analyses, please clarify your disclosure. Additionally, if as currently disclosed, Novartis conducted its own discounted cash flow analysis, please expand to explain the precise role of Goldman Sachs and the nature of the assistance discussed in the last paragraph on page 18.

        The disclosure on pages 18-19 of the Revised Proxy has been revised in response to the Staff's comment.

4.
We note that Goldman Sachs reviewed the premiums paid in transactions involving companies in Chiron's industry and going-private transactions in which the acquiror owned a majority of the target's outstanding stock prior to the transaction. Although you identify on pages 19 and 20 the comparable transactions reviewed by Goldman Sachs, it does not appear that you have disclosed the results or conclusions of the analysis, such as the implied equity value and the implied price per share. We remind you that Item 1015(b)(6) requires that you disclose a materially complete summary concerning the discussion materials filed as exhibits by Goldman Sachs.

        The disclosure on pages 20-21 of the Revised Proxy has been revised in response to the Staff's comment.

*        *        *        *        *

        If you have any questions or comments concerning the matters discussed above, please call me on (310) 712-6630 or Patrick S. Brown on (310) 712-6603.

                      Very truly yours,

                      Alison S. Ressler

cc:
Sonia Barros
(Securities and Exchange Commission)

Jessica M. Hoover
(Chiron Corporation)

Andrew Brownstein
Trevor Norwitz
(Wachtell, Lipton, Rosen & Katz)